UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

CNinsure Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G2352K 108**
(CUSIP Number)

Kiang Hua Lew	With a copy to:
CDH Inservice Limited 1503 International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong +852-3518-8000	Kathryn King Sudol Simpson Thacher & Bartlett LLP ICBC Tower, 3 Garden Road, 35th Floor Hong Kong +852-2514-7622
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 30, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH Inservice Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		130,008,780[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,008,780[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,008,780[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.96%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 38,408,780 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
2 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH China Growth Capital Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		130,008,780[3] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,008,780[3] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,008,780[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.96%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
3 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 38,408,780 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
4 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH China Growth Capital Holdings Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		130,008,780[5] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,008,780[5] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,008,780[5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.96%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
5 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 38,408,780 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
6 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS China Diamond Holdings III Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		130,008,780[7] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,008,780[7] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have solve dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,008,780[7]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.96%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
7 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 38,408,780 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
8 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS China Diamond Holdings Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		130,008,780[9] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,008,780[9] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have solve dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,008,780[9]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.96%[10]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
9 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 38,408,780 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
10 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

This Amendment No. 2 on Schedule 13D/A (this “Amendment No. 2”) amends that certain Schedule 13D previously filed with the Securities and Exchange Commission on May 16, 2011, as amended on September 15, 2011 (the “Schedule 13D”), relating to ordinary shares, US$0.001 par value per share (the “Ordinary Shares”), of CNinsure Inc., a Cayman Islands exempted company with limited liability (the “Issuer”). The Ordinary Shares are represented by American Depositary Shares (“ADSs”), each ADS representing 20 Ordinary Shares. The Issuer’s ADSs are listed on the NASDAQ Global Select Market under the symbol “CISG”.
This Amendment No. 2 is being filed jointly on behalf of CDH Inservice Limited (“CDH Inservice”), CDH China Growth Capital Fund II, L.P. (“CDH Fund II”), CDH China Growth Capital Holdings Company Limited, China Diamond Holdings III Limited and China Diamond Holdings Company Limited (each a “Reporting Person”).
Unless otherwise stated in this Amendment No. 2, the Schedule 13D remains in full force and effect.
Item 2. Identity and Background
Item 2 is hereby amended and supplemented by adding the following at the end thereof:
As described in Item 4 and 6 below, CDH Inservice on behalf of it and its affiliates, entered into a purchase plan with Morgan Stanley Smith Barney LLC on September 30, 2011 (the “10b5-1 Plan”). The information set forth in Items 4 and 6 below is hereby incorporated by reference into this Item 2.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented by adding the following at the end thereof:
The source of funds for the purchase of securities pursuant to the 10b5-1 Plan is the working capital of CDH Fund II. The information set forth in Items 4 and 6 below is hereby incorporated by reference into this Item 3.
Item 4. Purpose of Transaction
Item 4 is hereby amended and supplemented by adding the following at the end thereof:
On September 30, 2011, CDH Inservice entered into the 10b5-1 Plan with Morgan Stanley Smith Barney LLC, which is intended to comply with Rule 10b5-1 under the Act and the “safe harbor” requirements of Rule10b-18 under the Act. The 10b5-1 Plan provides for the periodic purchase of Ordinary Shares up to an aggregate of US$19,240,000 (inclusive of commissions) purchases during the period from October 14, 2011 through October 13, 2012. Transactions under the 10b5-1 Plan will be subject to certain price restrictions and may be terminated by CDH Inservice at any time.
The purpose of the purchases of Ordinary Shares pursuant to the 10b5-1 Plan is for investment and not for the purpose of acquiring control of the Issuer. Consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Ordinary Shares or dispose of any or all of its Ordinary Shares depending upon an ongoing evaluation of its investment in the Ordinary Shares, prevailing market conditions and other investment opportunities and considerations.
Except to the extent of the foregoing, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position or change their purpose, or formulate plans or proposals with respect to the Ordinary Shares.
The information set forth in this Item 4 is qualified in its entirety by reference to the 10b5-1 Plan, attached hereto as Exhibit 6, and is incorporated by reference herein in its entirety.

Item 5. Interest in Securities of the Issuer
The first sentence of Item 5(a) and (b) is hereby amended and restated as follows:
(a) and (b) As of October 3, 2011, CDH Inservice was the record owner of 130,008,780 Ordinary Shares of the Issuer, consisting of (i) 91,600,000 Ordinary Shares and (ii) 38,408,780 Ordinary Shares in the form of ADSs.
Item 5(c) is hereby amended and restated as follows:
(c) The Reporting Persons purchased the following number of Ordinary Shares represented by ADSs during the last 60 days in open market transactions:

Entity	Trade Date	Number of ADSs	Average Price per ADS
CDH Inservice	September 30, 2011	266,012	US$6.5545
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented by adding the following at the end thereof:
The information set forth in Item 2 and 4 above is hereby incorporated by reference into this Item 6. The information in this Item 6 is qualified in its entirety by reference to the 10b5-1 Plan, attached hereto as Exhibit 6, and is incorporated by reference herein.
Item 7. Materials to Be Filed as Exhibits
Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit 6	10b5-1 Plan

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: October 3, 2011

CDH Inservice Limited

By:	/s/ Kiang Hua Lew

Name: Kiang Hua Lew
Title: Director

CDH China Growth Capital Fund II, L.P.

By: CDH China Growth Capital Holdings Company Limited, its General Partner

By:	/s/ Shangzhi Wu

Name: Shangzhi Wu
Title: Director

CDH China Growth Capital Holdings Company Limited

By:	/s/ Shangzhi Wu

Name: Shangzhi Wu
Title: Director

China Diamond Holdings III Limited

By:	/s/ Shangzhi Wu

Name: Shangzhi Wu
Title: Director

China Diamond Holdings Company Limited

By:	/s/ Shangzhi Wu

Name: Shangzhi Wu
Title: Director
(Signature Page to Schedule 13D/A)

EXHIBIT INDEX

Exhibit 6	10b5-1 Plan, dated September 30, 2011, by and between CDH Inservice Limited and Morgan Stanley Smith Barney LLC.